VIA EDGAR

August 23, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Assistant Director

Re:	Humana Inc.
Form 10-K for the year ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
Supplemental Response filed June 18, 2010
File No. 001-05975

Dear Mr. Riedler:

Set forth below is Humana Inc.’s (the “Company”) response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), as set forth in a letter dated July 27, 2010, with respect to the Company’s definitive proxy statement on Schedule 14A relating to the Company’s annual shareholders’ meeting on April 20, 2010 (the “Proxy Statement”). To facilitate your review, we have repeated the Staff’s comments below in italicized print, followed by Humana’s response.

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Equity Awards, page 35

1.	We note your response to our letter of June 7, 2010 and your confirmation that you will include disclosure in your annual proxy statements comparable to the discussion provided in your June 18, 2010 letter. In addition to the proposed disclosure that you have provided:

•

Please revise to disclose the conclusions and observations that were drawn from your internal study of the relative compensation of your top executives, including how the compensation of your executives compared relative to each other, in relation to the Chief Executive Officer and to external market pay data; and

Securities and Exchange Commission

August 23, 2010

•

Notwithstanding that the Committee does not have established target ratios for compensation of the CEO as compared to each NEO, or for each NEO as compared to any other, please revise to disclose the criteria or standards that the Committee applies in determining whether relative levels of compensation are “appropriate” and not “disproportionate” between and among the NEOs.

Response

As noted in the Company’s responses dated May 3, 2010 and June 18, 2010 to comments from the Staff dated April 22, 2010 and June 7, 2010, respectively, the Company’s Organization & Compensation Committee (the “Committee”) reviews and approves the dollar value of the equity award to be granted to each Named Executive Officer (“NEO”), based in part on an internal benchmarking of total compensation that considers the relativity of pay between all the Named Executive Officers and the total compensation of the Chief Executive Officer. The Company hereby confirms that, in addition to the disclosures noted in the Company’s responses dated May 3, 2010 and June 18, 2010, it will include the following disclosure in its annual proxy statements, if applicable (new language underlined):

Each year, the CEO conducts an analysis of internal pay equity, taking into account each NEO’s individual contributions, performance, potential, skills, judgment, leadership ability and competencies, and makes a recommendation to the Committee regarding relativity of compensation. Although the Committee does not have established target ratios or a formula for calculating the relative compensation of the CEO as compared to each NEO, or for each NEO as compared to any other, the Committee does, in its discretion, review historical pay ratios to ensure that the compensation of one NEO has not unintentionally risen in a disproportionate manner relative to the others. Following a subjective discussion among the Committee, the CEO and Frederic W. Cook & Co., the Committee’s independent compensation consultant, the Committee considers this informal analysis of internal pay equity in making executive compensation decisions. For 2009, the Committee concluded that the relative levels of compensation among the NEOs, including the dollar value of the equity award to be granted to each NEO, were appropriate.

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Securities and Exchange Commission

August 23, 2010

In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss these responses with you or your staff. If you have any questions or comments, do not hesitate to contact me at (502) 580-3921.

Very truly yours,

/s/ Steven E. McCulley
Steven E. McCulley
Vice President and Controller
Principal Accounting Officer

cc:	Michael Rosenthall, Division of Corporation Finance